FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.  20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-22874

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JDS UNIPHASE CORPORATION EMPLOYEE 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JDS UNIPHASE CORPORATION

1768 Automation Parkway

San Jose, CA  95131

JDS Uniphase Corporation

Employee 401(k) Retirement Plan

Financial Statements

December 31, 2002 and 2001

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Table of Contents

Independent Accountants’ Report

Financial Statements:

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule as of December 31, 2002

Schedule of Assets Held for Investment Purposes

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
JDS Uniphase Corporation
Employee 401(k) Retirement Plan

We have audited the financial statements of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) as of December 31, 2002 and 2001, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
May 30, 2003

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001

Assets:
Investments, at fair value	$106,261,346	$147,712,673
Investments, at contract value	40,627,585	38,153,793
Participant loans	3,369,028	4,204,229

Assets held for investment purposes	150,257,959	190,070,695

Employer’s contribution receivable	9,079
Participants’ contributions receivable	21,298
Other receivables	7,010

Net assets available for benefits	$150,295,346	$190,070,695

See notes to financial statements.

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2002	2001

Additions to net assets attributed to:
Investment income:
Dividends and interest	$3,954,863	$3,312,675
Net realized and unrealized depreciation in fair value of investments	(42,832,186)	(23,056,526)
	(38,877,323)	(19,743,851)

Contributions:
Participants’	21,274,833	19,372,508
Employer’s	8,057,182	7,451,618
	29,332,015	26,824,126

Total additions, net	(9,545,308)	7,080,275

Deductions from net assets attributed to:
Withdrawals and distributions	31,064,095	23,424,777
Administrative expenses	13,100	15,044
Total deductions	31,077,195	23,439,821

Net decrease prior to transfers	(40,622,503)	(16,359,546)

Transfer of assets:
To the Plan	847,154	171,938,569

Net increase (decrease) in net assets	(39,775,349)	155,579,023

Net assets available for benefits:
Beginning of year	190,070,695	34,491,672
End of year	$150,295,346	$190,070,695

See notes to financial statements.

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1986 by JDS Uniphase Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document.

The Plan was amended and restated effective July 2, 2001 to revise Plan eligibility criteria to include all employees age 18 or older, increase participants’ maximum elective contribution as a percentage of compensation, increase employer matching contributions, provide for the merger of certain qualified plans into the Plan (Note 4), and provide for the continuance of certain benefits provided under the prior plans for participants whose accounts were merged into the Plan.  The Company also amended and restated the Plan effective January 1, 2002 to conform to provisions of the Internal Revenue Code and to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan.  T. Rowe Price Trust Company (T. Rowe Price) succeeded Fidelity Management Trust Company (Fidelity) as trustee and custodian in July 2001.  T. Rowe Price concurrently succeeded an affiliate of Fidelity as third-party administrator to process and maintain the records of participant data.  Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by T. Rowe Price and invested based solely upon instructions received from participants.  Plan investments in mutual funds and the Company Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.  Participant loans are valued at cost, which approximates fair value.

By resolution of the Committee, effective September 1, 2001, future investments in the Company Stock Fund are permitted only with Plan assets that originate from Company matching contributions.  Plan assets originating from participant contributions, rollovers or any other source are ineligible for investment in the Company Stock Fund subsequent to September 1, 2001.

The TRP Stable Value Fund is a collective trust fund principally invested in a diversified portfolio of guaranteed investment contracts (GICs).  This fund is fully benefit responsive and has been reported in the financial statements at contract value.  The fair value of the Plan’s investment in this fund approximates the contract value at December 31, 2002.

The average yield for investments in the TRP Stable Value Fund for the years ended December 31, 2002 and 2001 was 5% and 5.6%, respectively.  The average crediting interest rate for the respective years was 5.63% and 5.83%.

Income taxes - The Company adopted a prototype plan that has received an opinion letter from the Internal Revenue Service.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan.  In addition, Company common stock is included in the Plan.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Reconciliation of financial statements to Form 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from amounts allocated to withdrawing participants recorded on the Form 5500 as a liability for benefit claims that have been processed and approved for payment prior to December 31, 2001, but had not yet been paid as of that date.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Plan provides for employer matching contributions to all participants who make elective deferrals in an amount equal to 100% of the employee’s deferral for the first 3% of salary deferred, and 50% of the employee’s deferral for the next 2% of salary deferred.

Vesting - Participants are immediately 100% vested in their entire account balance.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any.  Allocation of the Company’s contribution is based on participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account, or periodic installments.  Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of Company common stock at the election of the participant.  The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the participant’s balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2002 carry interest rates ranging from 5.75% to 11.5%.

NOTE 3 - PLAN OBLIGATIONS

Included in net assets available for benefits at December 31, 2001 are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year-end, but not yet paid, of approximately $470,000.  There were no such amounts at December 31, 2002.

NOTE 4 - TRANSFER OF PLAN ASSETS

In conjunction with corporate acquisitions made by the Company, assets of one qualified plan in 2002 and five qualified plans in 2001 totaling approximately $847,000 and $172 million, respectively, were transferred into the Plan.  Net assets transferred from acquired plans were as follows at December 31:

	2002	2001

Scion Photonics, Inc. 401(k) Plan	$847,154
PIRI Savings Plan and Trust		$1,326,348
Epion 401(k) Plan		583,189
SDL, Inc. Profit Sharing and Savings Plus Plan		28,045,235
OCLI 401(k) Plan		115,954,656
E-Tek Dynamics, Inc. 401(k) Plan		26,029,141

	$847,154	$171,938,569

The activity in the statement of changes in net assets of the Plan reflects the activity in these plans only from the date of the merger through the end of the year in which the merger occurred.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2002	2001

T. Rowe Price:
Stable Value Fund	$40,627,585	$38,153,793
Equity Index 500 Fund	10,624,826	12,402,332
Growth Stock Fund	12,964,397	18,797,265
Mid Cap Growth Fund	8,816,492	9,689,005
Personal Strategy - Balanced Fund	8,834,836	10,814,132
Personal Strategy - Growth Fund	7,758,350	8,958,876
JDS Uniphase Corporation Common Stock	7,608,836	26,260,026
Fidelity Dividend Growth Fund	9,393,428	12,049,901
Pimco Total Return Admin Fund	8,875,930	6,587,735
Other Funds with assets less than 5% of net assets	34,753,279	46,357,630

Assets held for investment purposes	$150,257,959	$190,070,695

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the years ended December 31:

	2002	2001

Mutual funds	$(24,224,188)	$(11,880,837)

Common stock	(18,607,998)	(11,175,689)

	$(42,832,186)	$(23,056,526)

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by T. Rowe Price, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in JDS Uniphase Corporation common stock was as follows at December 31:

	Number of shares	Fair value

2002	3,080,500	$7,608,836
2001	3,025,349	$26,260,026

NOTE 7 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 8 - SUBSEQUENT EVENT

In conjunction with the acquisition of LA Label by the Company, the Company has merged the LA Label Salary Savings Plan into the Plan in May 2003.  The merger did not result in a material increase in Plan assets.

SUPPLEMENTAL SCHEDULE

JDS UNIPHASE CORPORATION	EIN: 94-2579683
EMPLOYEE 401(k) RETIREMENT PLAN	PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

	T. Rowe Price Trust Company:
*	Stable Value Fund	Collective Trust Fund		$40,627,585
*	Equity Income Fund	Mutual Fund		7,201,531
*	Equity Index 500 Fund	Mutual Fund		10,624,826
*	Growth Stock Fund	Mutual Fund		12,964,397
*	Mid Cap Growth Fund	Mutual Fund		8,816,492
*	Personal Strategy - Balanced Fund	Mutual Fund		8,834,836
*	Personal Strategy - Growth Fund	Mutual Fund		7,758,350
*	Personal Strategy - Income Fund	Mutual Fund		3,495,456
*	Science & Technology Fund	Mutual Fund		2,181,552
	PIMCO Total Return Admin Fund	Mutual Fund		8,875,930
	Fidelity Aggressive Growth Fund	Mutual Fund		5,637,667
	Fidelity Diversified International Fund	Mutual Fund		6,773,329
	Fidelity Dividend Growth Fund	Mutual Fund		9,393,428
	Franklin Small-Mid Cap Growth Fund	Mutual Fund		5,078,632
	Invesco Dynamics	Mutual Fund		1,016,084
*	JDS Uniphase Corporation	Common Stock		7,608,836
*	Participant loans	Interest rates ranging from 5.75% to 11.5%		3,369,028

			Total	$150,257,959

*  Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JDS UNIPHASE CORPORATION

Date: June 20, 2003	By	/s/	Ronald C. Foster
Ronald C. Foster
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Mohler, Nixon & Williams, Independent Accountants.
99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 — Jozef Straus.
99.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 — Ronald C. Foster.